Mail Room 4561

								January 13, 2006

Mark A. Hershey, Esq.
Senior Vice President, General Counsel and Secretary
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355

	Re:   	IKON Office Solutions, Inc.
		Registration Statement on Form S-4
		Filed on December 20, 2005
		File No. 333-130513

		Form 10-K for the year ended September 30, 2005
		File No. 1-05964

Dear Mr. Hershey:

      We have limited our review of the above-referenced Form S-4 registration statement of the IKON Office Solutions, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form  S-4

Exchange Offer
1. We note from pages 4 and 74 that you are making the exchange offer in reliance on the position of the Commission as set forth in certain no-action letters. As such, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated. If these are not the letters you are referencing, please advise. Please be sure to submit your supplemental letter on EDGAR.

Risk Factors

   "If we fail to maintain an effective system of internal control over financial reporting...."
2. Please revise the subheading to state unambiguously that your internal control over financial reporting is ineffective.

Forms S-4 and 10-K for the year ended September 30, 2005

Disclosure Controls and Procedures
3. We note that you have identified a material weakness in your internal control over financial reporting and concluded that your disclosure controls and procedures were ineffective as of September
30, 2005. Please amend the filings to state when the material weakness was first identified and by whom.
4. You indicate that you have undertaken "several initiatives to remediate the material weakness . . . including" the specific initiatives you list on page 95. Please clarify whether the initiatives listed constitute all of the initiatives you plan to take to remedy the material weakness. If you believe you will adopt remedial measures in addition to any steps taken to date, please clarify this. To the extent you have established a more specific timeline than fiscal 2006 for implementing specific recommendations, this information should be disclosed. Furthermore, to the extent that the remedial efforts involve material costs to the company, please disclose this as well.
5. The disclosure relating to changes in internal control over financial reporting on page 97 does not conform to the disclosure requirements of Item 308(c) of Regulation S-K. It appears from your disclosure regarding the initiatives taken to address the material weakness that there were material changes to your internal control over financial reporting during your fourth fiscal quarter.
Please
state unambiguously, if true, that there were changes and specify what measures were taken during that quarter. With regard to the control deficiencies related to inadequate segregation of incompatible duties and ineffective controls over access to programs and data, you state that you have implemented controls to "compensate" for those deficiencies. If the remedial measures were taken during the fourth fiscal quarter, please clearly describe what measures were taken during that quarter and clarify whether management believes the deficiency has been fully addressed and no longer exists.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  212-474-3700
      Andrew J. Pitts, Esq.




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Mark A. Hershey, Esq.
IKON Office Solutions, Inc.
January 13, 2006
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